SEC FILE NUMBER
001-32360

CUSIP NUMBER
009728106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For period ended: June 30, 2009
☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:
Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information
AKORN, INC.
Full name of registrant
1925 W FIELD CT STE 300
Address of principal executive office
LAKE FOREST, ILLINOIS 60045
City, State and Zip Code
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
     Akorn, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2009 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense due to the effort and resources necessary to finalize amendments to its existing line of credit and subordinated debt facility. The Company felt it important that the revised terms be reflected in the Form 10-Q. The Company expects to file the Form 10-Q on or prior to August 17, 2009.
Part IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification:

Joseph Bonaccorsi	(847) 279-6100
(Name)	(Area code) (Telephone number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

AKORN, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2009	By:	/s/ Joseph Bonaccorsi
Joseph Bonaccorsi
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A (pursuant to Part IV, Question 3)
The following discussion of changes in results of operations from the quarter ended June 30, 2008 to the quarter ended June 30, 2009 describes certain of the significant changes in the results of operations of Akorn, Inc. (the “Company,” “we” “our” or “us”) that are expected to be reflected in the statements of operations that are to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009:
     Total revenue for the second quarter 2009 was $16.3 million, versus $21.2 million in the second quarter 2008, representing a decrease of approximately 23%. The revenue decrease was across all segments with the exception of contract manufacturing.
     Gross profit for the second quarter 2009 was $1.7 million as compared to $4.8 million in the second quarter 2008, a decrease of 65%. The decrease in second quarter 2009 gross profit over the prior year period is primarily due to lower Td sales, the $1.3 million increase in our product returns reserve, and a mix shift away from higher margin antidote products and towards lower margin contract manufacturing products. Gross margin for the second quarter 2009 was 10.2%, versus 22.7% for the second quarter 2008.
     Our net loss was approximately $6.6 million in the second quarter 2009 compared to a net loss of $2.8 million in the second quarter 2008.
     Second quarter cash flow from operating activities was a use of $3.1 million.